UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cogentix Medical, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
19243A104
(CUSIP Number)
Brett Reynolds Chief Financial Officer and Corporate Secretary Uroplasty, LLC (f/k/a Uroplasty, Inc.) 5420 Feltl Road Minnetonka, Minnesota 55343 (952) 426-6140

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

William E. McDonald

Oppenheimer Wolff & Donnelly LLP

Campbell Mithun Tower – Suite 2000

222 South Ninth Street

Minneapolis, Minnesota 55402

(612) 607-7000

March 31, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Uroplasty, Inc. 41-1719250
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

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EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D (“Schedule 13D”) amends and supplements the Schedule 13D, as filed by the Reporting Persons identified herein with the Securities and Exchange Commission (the “SEC”) on December 31, 2014 (the “Original Schedule 13D”).

The Original Schedule 13D was filed by the Reporting Persons identified therein to report beneficial ownership of approximately 61.4% of outstanding Shares (as defined below) solely because Uroplasty, Inc. may have been deemed to have beneficial ownership of such shares as a result of Uroplasty, Inc. entering into the Voting Agreement (as defined in Item 3 below) with the executive officers and directors of Vision-Sciences, Inc.

This Amendment No. 1 is being filed by the Reporting Persons as a result of the effectiveness of the Merger (as defined in Item 4 below) on March 31, 2015 and, as a result of the effectiveness of the Merger, the Voting Agreement terminated pursuant to its terms.

Pursuant to Rule 13d-4, neither the filing of this Amendment No. 1, the Original Schedule 13D nor any of their respective contents shall be deemed to constitute an admission by Uroplasty, Inc. or any Reporting Person that it is or was the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This Amendment No. 1 relates to the common stock, $0.01 par value per share (the “Shares”), of Cogentix Medical, Inc. (f/k/a Vision-Sciences, Inc.), a Delaware corporation (“Vision-Sciences”). Effective upon the effectiveness of the Merger (as defined in Item 4 below) on March 31, 2015, the name of Vision-Science, Inc. was changed to “Cogentix Medical, Inc.” Further, as a result of the Merger, the principal executive offices of Vision-Sciences are now located at 5420 Feltl Road, Minnetonka, MN 55343.

Item 2. Identity and Background

(a)−(c) and (f) The name of the person filing this statement is Uroplasty, Inc., a Minnesota corporation (“Uroplasty”). Pursuant to the terms of the Merger Agreement (as defined in Item 4 below), on March 31, 2015, Uroplasty merged with and into Merger Sub (as defined in Item 4 below), with Merger Sub continuing as the surviving corporation and wholly-owned subsidiary of Vision-Sciences under the name “Uroplasty, LLC”.

The business address of Uroplasty is 5420 Feltl Road, Minnetonka, Minnesota 55343. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Uroplasty prior to the completion of the Merger are set forth on Schedule A attached hereto, and are incorporated herein by reference. Uroplasty is a medical device company that markets innovative, proprietary products for the treatment of voiding disfunctions.

(d) During the last five years, neither Uroplasty nor, to the knowledge of Uroplasty, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Uroplasty nor, to the knowledge of Uroplasty, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 21, 2014, concurrently with the execution of the Merger Agreement (as defined in Item 4 below), and as an inducement for Uroplasty to enter into the Merger Agreement, the executive officers and directors of Vision-Sciences entered into a Voting Agreement with Uroplasty with respect to the Shares owned by such individuals (the “Voting Agreement”).

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The Shares beneficially owned by the executive officers and directors of Vision-Sciences were not purchased by Uroplasty, and thus no funds were used for such purpose. Uroplasty did not pay any monetary consideration to the executive officers and directors of Vision-Sciences in connection with the execution and delivery of the Voting Agreement.

As a result of the effectiveness of the Merger on March 31, 2015, the Voting Agreement terminated pursuant to its terms.

For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction

The purpose of the Voting Agreement was to induce Uroplasty to enter into the Merger Agreement and consummate the Merger (as defined below). As a result of the effectiveness of the Merger on March 31, 2015, the Voting Agreement terminated pursuant to its terms.

The Merger Agreement

On December 21, 2014, Vision-Sciences entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uroplasty, and Visor Merger Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Vision-Sciences (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Uroplasty will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving as a direct wholly-owned subsidiary of Vision-Sciences.

On March 30, 2015, at a special meeting of the shareholders of each of Vision-Sciences and Uroplasty, the Vision-Sciences and Uroplasty shareholders each approved, among other things, the Merger Agreement, and the transactions contemplated thereby including the Merger.

On March 31, 2015, the Merger was consummated, and each outstanding share of Uroplasty common stock was converted into the right to receive that number of Shares as determined pursuant to the exchange ratio described in the Merger Agreement.

A description of the Merger and the Merger Agreement can be found in Uroplasty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014, which description is incorporated herein by reference.

Voting Agreement

On December 21, 2014, Uroplasty and the executive officers and directors of Vision-Sciences entered into the Voting Agreement, pursuant to which the executive officers and directors of Vision-Sciences granted Uroplasty a limited irrevocable proxy to vote all of the Shares as to which such individuals have voting power (the “Subject Shares”) at any annual or special meeting of the shareholders of Vision-Sciences, or at any adjournment thereof solely for the adoption of the Merger Agreement, the approval of the Merger and transactions contemplated by the Merger Agreement.

The Voting Agreement terminated on March 31, 2015, the date on which the Merger became effective.

A description of the Voting Agreement can be found in Uroplasty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014, which description is incorporated herein by reference.

The foregoing summary of the Merger Agreement and Voting Agreement is qualified in its entirety by the full text of the Merger Agreement and Voting Agreement, copies of which are filed herewith as Exhibits 1 and 2, and are incorporated by reference herein.

Except as set forth above, the Reporting Person currently has no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer

The beneficial ownership percentages described in this Amendment No. 1 are based on 48,315,387 Shares deemed to be issued and outstanding as of February 11, 2015.

(a)-(b) As a result of the termination of the Voting Agreement, Uroplasty will no longer be deemed for purposes of Rule 13d-3 promulgated under the Act to beneficially own any Shares.

Neither Uroplasty nor, to the knowledge of Uroplasty, any of the persons set forth on Schedule A hereto beneficially owns any Shares.

(c) Except for the execution and delivery of the Merger Agreement and the Voting Agreement and transactions contemplated by those agreements, neither Uroplasty nor, to the knowledge of Uroplasty, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d) Except for the Merger Agreement and the Voting Agreement and the transactions contemplated by those agreements, neither Uroplasty nor, to the knowledge of Uroplasty, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Other than as described in Items 3, 4 and 5, to the knowledge of Uroplasty, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Vision-Sciences, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1.	Agreement and Plan of Merger, dated December 21, 2014, by and among Vision-Sciences, Inc., Visor Merger Sub LLC and Uroplasty, Inc., incorporated by reference to Uroplasty’s Current Report on Form 8-K filed on December 22, 2014 (Commission file number 001-32632).

2.	Voting Agreement, dated December 21, 2014, between Uroplasty, Inc. and certain shareholders of Vision-Sciences, Inc., incorporated by reference to Uroplasty’s Current Report on Form 8-K filed on December 22, 2014 (Commission file number 001-32632).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 31, 2015

Uroplasty, Inc.

By:	/s/ Brett Reynolds
	Name:	Brett Reynolds
	Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF UROPLASTY, INC.

The name, business address and present principal occupation of each of the directors and executive officers of Uroplasty, Inc. as of March 31, 2015 are set forth below. All of the persons listed below are citizens of the United States of America and the business address for each person is 5420 Feltl Road, Minnetonka, Minnesota 55343. Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation (principal business of employer)

*Robert C. Kill	President, Chief Executive Officer and Chairman of the Board of Directors

Darin Hammers	Senior Vice President of Global Sales and Marketing

*Kenneth Paulus	Chief Executive Officer of Allina Heath, a Minnesota-based health system

Brett A. Reynolds	Senior Vice President, Chief Financial Officer and Corporate Secretary

*Kevin Roche	President of Roche Consulting, LLC, a general health care consulting and investing firm providing strategic, operational, legal and other business advice to industry clients.

*James Stauner	Operating Partner with RoundTable Healthcare Partners, a private equity firm focused on the healthcare industry.

*Sven Wehrwein	Independent financial consultant